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ANNUAL REPORTS
FORM X-17A-5 ★
PART III

SEC FILE NUMBER
8-66265

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/21___ AND ENDING ___12/31/21___
   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ackrell Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
475 Marina Blvd
(No. and Street)

San Francisco	**CA**	**94123**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Ackrell	**415-995-2001**	**mackrell@ackrell.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S	**Norwell**	**MA**	**02061**
(Address)	(City)	(State)	(Zip Code)
2/24/2009		**3373**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Ackrell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ackrell Capital, LLC _____, as of December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Director

_____See attached_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ___San Francisco___)

On ___2/17/22___ before me, _Rebecca B Kuang, Notary Public_
(insert name and title of the officer)

personally appeared ___Michael Kevin Ackrell___,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____ (Seal)

REBECCA B. KUANG
Notary Public - California
San Francisco County
Commission # 2257693
My Comm. Expires Sep 9, 2022

ACKRELL CAPITAL, LLC

TABLE OF CONTENTS



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Ackrell Capital, LLC
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ackrell Capital, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ackrell Capital, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ackrell Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Ackrell Capital, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.

We have served as Ackrell Capital, LLC's auditor since 2020.

Norwell, Massachusetts

February 7, 2022

Members of


Ackrell Capital, LLC
Statement of Financial Condition
12/31/2021

Assets

Cash	$ 1,581,784
Prepaid Expense	2,938
Investments, At Fair Value	2,681
Due from Member	25
Total Assets	**$ 1,587,428**

Liabilities and Member's Equity

Liabilities

Accounts Payable and Accrued Expenses	$ 23,500
Total Liabilities	23,500

Member's Equity

Member's Equity	1,563,928
Total Member's Equity	1,563,928
Total Liabilities And Member's Equity	**$ 1,587,428**

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Ackrell Capital, LLC (the "Company") is a Delaware Limited Liability Company which registered in California on November 4, 2003. In 2004, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide mergers and acquisitions, consulting, and private placement services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including advisory services. Advisory fees generally consist of retainers that are paid after letters of engagement are signed for services, as well as success fees upon the closing of transactions in which the Company participated. For the year ended December 31, 2021, two clients made up about 93% of the revenues of the Company.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(I), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Effective January 1, 2020, the Company adopted the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services, and the Company does not record any interest or penalties on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received.

Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables. The Company writes off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for products or services will be received. As of December 31, 2021, the Company recorded $9,019 as bad debt expense included on the Statement of Operations. The adoption of the standard did not have a material impact on the Company's Financial Statements.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. The Company adopted the standard in January, 2019 and the financial statements reflect such adoption. In May, 2020 the Company terminated its lease and is now working remotely from home offices.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method.

On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions using the modified retrospective basis. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenue is recognized in accordance with FASB ACS-606, revenue from contract customers. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service.

A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Advisory Income

Success fees from advisory engagements are typically fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance on the engagement is completed (the closing date of the transaction).

The following table presents revenue by major source.

Revenue from customer contracts

Advisory Income $4,390,521

Total revenue from customer contracts $4,390,521

Ackrell Capital, LLC
Notes to Financial Statements
December 31, 2021

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There was no deferred revenue at January 1, 2021 and December 31, 2021. Accounts receivable was $41,143 and $0 at January 1, 2021 and December 31, 2021, respectively.

Expenses associated with investment banking advisory engagements are capitalized only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. There were no capitalized costs at January 1, 2021 and December 31, 2021.

All investments in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 2. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the period is included in income.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use asset ("ROU") and lease liability on the accompanying statement of financial condition. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. There were no operating leases at December 31, 2021.

NOTE 2: INVESTMENTS, AT FAIR VALUE

Investments, at fair value consist of restricted securities which are stated at the fair value as determined by management. To the extent that these securities are not actively traded and valuation adjustments are not applied, they are categorized in level 3 of the fair value hierarchy. As of December 31, 2021, these securities are reported at their fair value of $2,681.

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

Assets	Level 1	Level 2	Level 3	Total
Investments, At Fair Value	$ -	$ -	$ 2,681	$ 2,681
TOTALS	$ -	$ -	$ 2,681	$ 2,681

NOTE 3: INCOME TAXES

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under subchapter S of the internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with Michael Ackrell, Managing Director in March 2020. $2,100 of shared rent expense was incurred during the year under this agreement in 2021.

NOTE 5: PENSION PLAN

The Company sponsors a Defined Benefit Plan and an Incentive Savings Plan, both of which are a type of employee benefit plan. Contributions to these plans are at the discretion of the Company's management. For the year ended December 31, 2021, the Company incurred $26,000 in expenses related to such plans.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2021 or during the year then ended.

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2021 or during the year then ended.

NOTE 8: CONCENTRATION OF CREDIT RISK

As of December 31, 2021, the Company had two customers that accounted for 93% of the revenue generated during the year. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash deposits with high quality financial institutions in the United States of America.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 10: RISK AND UNCERTAINTIES

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors. At this state, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advise. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $1,558,284 which was $1,552,284 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $23,500 to net capital was 2%.